1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

December 21, 2011

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares, Inc. (“Company”) and iShares Trust (“Trust”)
(Securities Act File Nos. 33-97598 for the Company and 333-92935 for the Trust
Investment Company Act File No. 811-09102 for the Company and 811-09729 for the Trust)
Post-Effective Amendment Nos. 160 of the Company and 614 of the Trust

Dear Ms. Cole:

This letter responds to comments provided by the staff of the Securities and Exchange Commission (the “SEC”) with respect to each of the following post-effective amendments (“PEA”) filed on behalf of the following series of the Company and the Trust (each, a “Fund”) pursuant to Rule 485(a) under the Securities Act of 1933.

PEA No.	Date Filed	Series	Registrant
160	November 1, 2011	iShares MSCI Emerging Markets Energy Sector Capped Index Fund	iShares, Inc.
614	November 1, 2011	iShares MSCI All Country Asia Information Technology Index Fund	iShares Trust

The comments were provided in a telephone conversation on December 2, 2011. For your convenience, your comments are summarized below and each comment is followed by our response.

Comment No. 1: The exchange ticker symbol and the stock exchange listing should appear on the cover page, not the first page.

Response: Each Fund’s exchange ticker symbol and the stock exchange listing will be disclosed on the cover page of the prospectus in accordance with Item 1(a)(2) of Form N-1A. As the Company and the Trust have previously noted, the Company and the Trust also intend to disclose each Fund’s exchange ticker symbol and stock exchange listing in the heading of the summary section of the prospectus.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME     FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Securities and Exchange Commission

December 21, 2011

Comment No. 2: The description of the underlying index should explain what is a “free float-adjusted” index.

Response: The Trust and the Company have removed the term “free float-adjusted market capitalization weighted index” from each Fund’s prospectus. In describing the underlying index in each Fund’s Statement of Additional Information, the Trust and the Company have added the following explanatory disclosure: “Free-float market capitalization is calculated by taking the security’s price and multiplying it by the number of shares readily available in the market rather than the total number of shares outstanding.”

Comment No. 3: Please provide the date the portfolio managers started managing portfolio assets.

Response: The Company and the Trust respectfully submit that the use of the phrase “since inception” adequately discloses the date the portfolio managers started managing portfolio assets since this is each Fund’s inaugural year.

Comment No. 4: Please confirm whether any Fund currently anticipates concentrating in any industry.

Response: Each Fund will disclose significant industries that are included in an underlying index, but the threshold for the Funds’ inclusion of disclosure on those industries may be lower than the 25% standard for concentration. Appropriate risk disclosure for any industries identified in the principal investment strategies section of the prospectus will be included in the prospectus.

Comment No. 5: Please confirm whether notice would be provided to a Fund’s investors if the underlying index was substituted and how much notice would be provided.

Response: Each Fund has adopted its investment objective as a non-fundamental investment policy. Therefore, each Fund may change its investment objective and its underlying index without shareholder approval. In the past, the Company and the Trust have notified investors of a change to the underlying index via a supplement filing. A Fund will provide appropriate notice as may be required by the Investment Company Act of 1940 and the rules thereunder.

*****

The Company and the Trust has authorized us to represent on its behalf that, with respect to filings made by the Company and the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Company and the Trust are responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Company and the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Securities and Exchange Commission

December 21, 2011

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Ed Baer
Andrew Josef